EXCELLENCE

[redacted]

08000456

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.024/2008

January 18, 2008

SEC Mail
Mail Processing
Section

JAN 27 2008

Washington, DC
108

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
JAN 30 2008
THOMSON
FINANCIAL

Yours sincerely,

Jan 18, 08

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Summary Statement of Assets and Liabilities [1]

As at 31 December 2007

Assets	Baht	Liabilities	Baht
Cash	18,050,394,490.04	Deposits	784,407,654,274.68
Interbank and money market items	58,061,206,441.80	Interbank and money market items	14,320,711,954.35
Securities purchased under resale agreements	10,700,000,000.00	Liabilities payable on demand	11,110,765,543.88
Investments in securities, net	103,800,413,248.94	Securities sold under repurchase agreements	
(with obligations 9,499,120,783.04 Baht)		Borrowings	57,709,241,824.54
Credit advances (net of allowance for doubtful accounts)	737,057,910,443.51	Bank's liabilities under acceptances	1,481,617,320.62
Accrued interest receivables	1,840,446,593.82	Other liabilities	26,004,212,437.32
Properties foreclosed	11,262,507,215.50	Total liabilities	894,014,203,355.37
Customers' liabilities under acceptances	1,481,617,320.62		
Premises and equipment, net	23,982,109,592.05	Shareholders' equity	
Other assets	27,916,735,504.39	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,882,023,170.00
		Reserves and net profit after appropriation	58,835,849,722.06
		Other reserves and profit and loss account	17,417,264,709.34
		Total shareholders' equity	100,135,137,601.40
Total Assets	994,149,340,956.77	Total Liabilities and Shareholders' Equity	994,149,340,956.77
Customers' liabilities under unmatured bills	5,674,257,724.14	Bank's liabilities under unmatured bills	5,674,257,724.14
Total	999,823,598,680.91	Total	999,823,598,680.91

	Baht
Non-Performing Loans 2/(net) as at 31 December 2007 (Quarterly)	15,776,304,636.74
(2.05% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 December 2007 (Quarterly)	21,400,970,967.94
Actual allowance for doubtful accounts	24,259,298,996.21
Loans to related parties	27,122,360,982.58
Loans to related asset management companies	6,745,000,000.00
Loans to related parties due to debt restructuring	819,629,153.49
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	112,570,916,467.84
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,142,269,306.72
Letters of credit	20,496,880,542.88

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 December 2007 (Quarterly) 31,914,750,240.02

(4.06% of total loans before allowance for doubtful accounts)

END